EXHIBIT 99.1

Almaden Appoints Laurence Morris Vice President, Projects and Operations, to Oversee Development and Construction of the Ixtaca Gold Silver Deposit, Mexico

VANCOUVER, British Columbia, Feb. 07, 2018 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”) (TSX:AMM) (NYSE American:AAU) is pleased to announce the appointment of Mr. Laurence Morris to the position of Vice President, Projects and Operations. In this role as an officer of the Company, Mr. Morris will be responsible for ongoing pre-development engineering and oversight of the Feasibility Study, through construction and production at the Ixtaca gold-silver precious metals project located in Puebla State Mexico. This work will include detailed engineering, mine and strategic planning, project scheduling, contract management, cost control, mining team assembly and training, supporting early works and permitting with utmost importance placed on safety, environmental management and community engagement and development.

Mr. Morris is a mining engineer and geologist with more than 35 years of experience in the metals and mining business. Mr. Morris has broad international experience in construction, operating and planning roles ranging from exploration stage to large scale operating mines in a variety of commodities and countries.  Since 2015 until now, Mr. Morris was Mine Manager for First Quantum Minerals at their US$5.5 billion Cobre Panama project, where he was responsible for transitioning the project from a greenfields site to an operating mine, including mine planning, mining team assembly and training, setting up operating procedures and technical services. Prior to this, Mr. Morris has held several key positions including Vice President of Operations for Minefinders Corporation Ltd. from 2010 to 2013. In that position, he oversaw all aspects of development, mining operations, exploration activities and resource management at the Dolores mine in Mexico. Prior to joining Minefinders in 2010, Mr. Morris worked in mine management for First Quantum Minerals Ltd. in Zambia and Mauritania.  Mr. Morris holds an Honours Bachelor of Science in Geology from the University of Sheffield.

J.D. Poliquin, chairman of Almaden stated, “We are extremely pleased to welcome Mr. Morris to Almaden. He brings a wealth of experience and expertise to the Ixtaca project. We look forward to working together now to bring Ixtaca from an advanced development stage project to a sustainable, clean and profitable producing mine for the benefit of all stakeholders.”

About Almaden
Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/